UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2019

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXPLANATORY NOTE

Taoping Inc. (the “Company”) is furnishing this Form 6-K to provide the unaudited consolidated financial statements for the six months ended June 30, 2019 and 2018 and incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-197840 and 333-211363) and on Form F-3 (Registration Number 333-229323) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING INFORMATION

This Report on Form 6-K contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect management’s current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve or sustain profitability or reasonably predict our future results due to our limited operating history of selling our cloud-based products and services, our independent registered auditors’ substantial doubt about our ability to continue as a going concern, unfavorable economic conditions that may affect the level of technology and Out-of-Home advertising spending by our customers, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets, and other risks and uncertainties which are generally set forth under the heading, “Key information - Risk Factors” and elsewhere in our Annual Report on Form 20-F filed on April 23, 2019 (the “Annual Report”). Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report.

All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Exhibit Number	Description

99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018
99.2	Operating and Financial Review and Prospects in Connection with the Interim Consolidated Financial Statements for the six months ended June 30, 2019
99.3	Press Release dated September 23, 2019
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2019	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018
99.2	Operating and Financial Review and Prospects in Connection with the Interim Consolidated Financial Statements for the six months ended June 30, 2019
99.3	Press Release dated September 23, 2019
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document